Exhibit 99.1
FreeSeas Announces Higher Daily Rates on New Charters on Five of Its Vessels
Piraeus, Greece, December 15, 2009 — FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (“FreeSeas’’ or the “Company’’), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of eight Handysize vessels and two Handymax vessels, announced today new charters for five of its vessels.
Mr. Ion Varouxakis, Chief Executive Officer of FreeSeas, stated, “We are very pleased to report that we have taken advantage of the continued daily charter rate increases for our vessels and improvement in the Baltic Handysize Index, reflecting more favorable fundamentals for this segment. Our Company is benefiting from our strategic decision made earlier this year to operate our vessels on the spot market. The combined daily charter rate for these five charters represents an increase of more than $15,000 per day as compared to their prior combined daily charter rates. We believe that the Handysize dry bulk market will show continued strength going forward.”
The new charters are detailed below:
•	The M/V Free Destiny, a 1982-built, 25,240 dwt Handysize vessel, has entered into a contract for a time charter trip of approximately 40-45 days at a daily rate of $14,000.
•	The M/V Free Knight, a 1998-built, 24,111 dwt Handysize vessel, has entered into a contract for a time charter trip of approximately 60 days at a daily rate of $15,000.
•	The M/V Free Impala, a 1997-built, 24,111 dwt Handysize vessel, has entered into a contract for a time charter trip of approximately 30-40 days at a daily rate of $13,500.
•	The M/V Free Maverick, a 1998-built, 23,994 dwt Handysize vessel, has entered into a contract for a time charter trip of approximately 30 days at a daily rate of $14,000.
•	The M/V Free Neptune, a 1996-built, 30,838 dwt Handysize vessel, has entered into a contract for a time charter period of approximately 45-75 days at a daily rate of $16,000.
Fleet Employment Data

Vessel Name	Type	Built	Dwt	Employment
M/V Free Destiny	Handysize	1982	25,240	40-45 day time charter trip at $14,000 per day through January 2010
M/V Free Envoy	Handysize	1984	26,318	55-60 day time charter trip at $7,200 per day through January 2010
M/V Free Goddess	Handysize	1995	22,051	Balance of time charter at $10,500 per day through January/February 2010 (plus 50% profit sharing above $12,500 per day)
M/V Free Hero	Handysize	1995	24,318	3-5 month time charter at $11,500 per day through February/ April 2010
M/V Free Impala	Handysize	1997	24,111	30-40 day time charter trip at $13,500 per day through January 2010
M/V Free Jupiter	Handymax	2002	47,777	Balance of time charter at $25,216 per day through February 2011 and any day in excess at $28,000 per day through May 2011
M/V Free Knight	Handysize	1998	24,111	60 day time charter trip at $15,000 per day through January 2010
M/V Free Lady	Handymax	2003	50,246	Balance of time charter at $51,150 per day through May 2010
M/V Free Maverick	Handysize	1998	23,994	30 day time charter trip at $14,000 per day through January 2010
M/V Free Neptune	Handysize	1996	30,838	45-75 day time charter period at $16,000 per day through January/ February 2010

* The average net charter rates per vessel realized by the Company will depend on actual repositioning time and bunkers consumed between successive chartering employments, as well as potential operational off-hires. The above table is provided for indicative purposes only, and should not to be deemed to reflect actual operating revenues received from employment of the vessels.

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as ``expects,’’ ``intends,’’ ``plans,’’ ``believes,’’ ``anticipates,’’ ``hopes,’’ ``estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact Information:

At the Company
FreeSeas Inc.
Alexandros Mylonas, Chief Financial Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
Investor Relations
The Equity Group Inc.
Adam Prior, Vice President
212-836-9606
aprior@equityny.com
www.theequitygroup.com